

8 May 2003


03050739

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs

SUPPL

**David Jones Limited**
**Third Quarter Sales Ended 26 April 2003**

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

PROCESSED
MAY 29 2003
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAY 16 2003
WASH, D.C.
155

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES





## ASX AND MEDIA RELEASE



8 May 2003

### DAVID JONES LIMITED ANNOUNCES THIRD QUARTER SALES INCREASE OF 2.7% FOR 13 WEEKS ENDED 26 APRIL 2003

- Sales in line with expectations; good performance from key merchandise categories
- On track to achieve guidance of 15-20% increase in full year NPAT, pre-significant items and preference share dividends
- Strategic Review outcomes to be announced on Tuesday 3 June 2003

David Jones Limited today announced a 2.7% increase in sales for the third quarter ending 26 April 2003 of $373.2 million (3Q 2001/2002: $363.3m). Like-for-like (LFL) sales growth for the third quarter was also 2.7%. The reduction in LFL sales growth from Q1 to Q3 reflects the anticipated softening in consumer spending and the impact of specific store refurbishments. Easter trading was in the third quarter in the current and previous year and hence does not affect the quarterly growth figures.

Year-to-date sales rose 4.4% on the previous corresponding period to $1,297.2 million (2001/2002: $1,242.4m). LFL sales growth for the year-to-date was 3.9%.

The Chief Executive of David Jones, Mr Mark McInnes said: "The third quarter sales result is in line with our expectations. Our core categories – women's and men's apparel, cosmetics and homewares - continued to perform well in this quarter. We had a good response to our winter fashion launch, which builds on our differentiated portfolio of exclusive merchandise and our strong brand."

| | This Year 2002/2003 $m | Last Year 2001/2002 $m | Variance % | LFL % |
|---|---|---|---|---|
| 13 Weeks ended 26 October 2002 | 385.2 | 358.2 | +7.5 | +5.8 |
| 13 Weeks ended 25 January 2003 | 538.8 | 520.9 | +3.4 | +3.4 |
| 13 Weeks ended 26 April 2003 | 373.2 | 363.3 | +2.7 | +2.7 |
| **39 Weeks ended 26 April 2003** | **1,297.2** | **1,242.4** | **+4.4** | **+3.9** |

## TRADING ENVIRONMENT AND OUTLOOK

The softening of consumer spending in calendar 2003, anticipated by economic forecasts and highlighted at the half-year results announcement on 19 March, has been evident in the third quarter sales results. David Jones expects this moderating growth trend to continue.

Some one-off refurbishments will continue to have a disruptive effect on the company's sales performance. David Jones remains the only store trading through the major works at Bondi Junction Westfield and continues to be considerably affected. Our Bondi store refurbishment is due for completion in November 2003 and the Westfield centre redevelopment is due for full completion by May 2004. The Market St foodhall in the Sydney CBD temporarily closed on 24 April and will reopen in August 2003. As a result, David Jones expects flat LFL and total sales in the final quarter of 2002/2003.

With this expectation, David Jones confirms it is on track to achieve its guidance for the full year Net Profit After Tax (pre-significant items and preference share dividends) of a 15-20% increase on the previous year (2001/2002: $35.5 million).

## STRATEGIC REVIEW

The company confirms that the outcomes of the three-year Strategic Review will be announced to the market on Tuesday, 3 June 2003, following Management and Board sign-off.

The Strategic Review focuses on the key areas that drive future economic benefit and value for the company – cost efficiencies, the use of capital, revenue generation, the continued management of inventory and margins, and the review of the Foodchain business.

**FOR FURTHER INFORMATION CONTACT:**

**Media**

Jennifer Horrigan
savage & horrigan
Tel: 02 9268 1501/ 0414 539 441
Email: jen@savage-horrigan.com.au

**Analysts**

Stephen Goddard
Finance Director
David Jones Limited
Tel: 02 9266 5729